Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc.

Important Information

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition Co. (“North”) filed a preliminary proxy statement with the SEC on March 27, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of Agrium and North and accompanying proxy card will be mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the preliminary proxy statement filed by Agrium and North with the SEC on March 27, 2009.

Agrium, North, their respective directors and executive officers and certain other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

***

AGRIUM INC.

CONFERENCE CALL

MARCH 27, 2009

11:00 a.m. ET

***

Operator: Good day, everyone, and welcome to today’s Agrium Incorporated Conference Call.

Following today’s remarks, we will conduct an electronic question and answer session. Instructions on how to pose your question will be given at that time.

As a reminder, this call is being recorded.

Now, for opening remarks and introductions, I would like to turn the conference over to Mr. Ashley Harris, Manager of Investor Relations. Please go ahead, sir.

Mr. Ashley Harris: [Inaudible], operator.

Good morning, everyone, and welcome to Agrium’s conference call pertaining to our revised offer to acquire CF Industries and our intention to solicit proxies from CF stockholders to withhold their votes on the three CF directors that are up for reelection at CF Industry’s April 21st, 2009 annual meeting.

On the phone with us today is Mr. Mike Wilson, President and CEO of Agrium. He is joined by a number of Agrium’s executive team.

As you read our news release posted on our website, listen to this conference call, and review our presentation slides, please recognize that all contain forward-looking statements within the meaning of the US federal securities laws or forward-looking information within the meaning of applicable Canadian securities legislation.

All statements in the press release and oral statements in this call or other discussions, other than those relating to historical information or current conditions, are considered forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such statements.

These risks and uncertainties include those spelled out in the forward-looking statement section included in the news release and displayed in this slide package we will review with you this morning. Please consider all forward-looking statements in light of those and other risks and uncertainties, and do not place undue reliance on any forward-looking statements.

I will now turn the call over to Mr. Mike Wilson.

Mr. Mike Wilson: Thank you, Ashley, and good morning.

I’d like to welcome everyone who’s joining us on the call this morning. As Ashley said, I’m here today with a number of our executives.

As you’ve seen, earlier we announced that we have increased our offer to acquire all outstanding shares of CF Industries. And during this call, we’ll take you through the specifics of our increased proposal.

We filed proxy materials with the SEC and are commencing a campaign urging CF stockholders to withhold their votes for CF Director nominees at the upcoming annual meeting. We also want to take this opportunity to correct and clarify some of the assertions that CF made in their 14D-9 filing.

We’re extremely disappointed by the approach CF has taken thus far in their response to our offer, and their combined and continued unwillingness to sit down with us in even an exploratory manner for the benefit of their stockholders. And based on discussions we’ve been having with CF stockholders, it is clear that we’re not alone in that view.

Lastly, we have plenty of room for your questions before we wrap up.

Just a quick notification before we get into the details. This morning’s presentation will be available in playback mode, accompanied by slides that can be printed directly off our website. This will allow you to review important information at your convenience.

Also as a reminder, all amounts in our discussions are in US dollars.

Let me say clearly and decisively at the outset that we’re firmly committed to this compelling combination. Our highly complementary assets will create a global leader in crop nutrient production and distribution, with nearly 14 billion in net sales.

And we believe there is a significant value creation opportunity here for both Agrium and CF stockholders. We intend to pursue this opportunity aggressively, understanding that we’re also very disciplined, from a financial perspective, in our approach to investing.

Based on Agrium’s closing stock price yesterday, the increased offer represents a premium of 35 percent to CF’s closing price on February 24th, 2009, the day before Agrium announced its initial proposal, and 48 percent to the 30-day volume weighted average price through that date.

Importantly, we believe the right approach to assess premiums is to use CF’s unaffected stock price. In contrast, CF is using an artificially high stock price, driven up, in large part, by our offer, to enhance the optics of their proposal for Terra.

The structure remains the same, a mixture of cash and stock that allows CF Industries’ stockholders the opportunity to receive an immediate, substantial premium to the current market value while providing a compelling opportunity for significant long-term value through the ownership of Agrium shares.

And the strategic fit has been clear from the beginning. As we’ve stated previously, the business logic was readily apparent when we first expressed interest in CF in 2005, and is even more so today.

Agrium’s management team and Board have a strong record of successfully executing acquisitions, driving growth, and exceeding synergy targets. Unlike our peers at CF, this is a core strength and one in which we take great pride. We think this provides us credibility when discussing synergies and strategic merit, and the Agrium and CF investors that we have spoken to also agree.

We’ve also been very transparent with our investors and receptive to their feedback and interests. This does not seem to be the case for CF, based on recent restructuring of their proposal for Terra.

So, today we’re asking CF stockholders to send a strong and clear signal to their Board to engage with us, and that they simply won’t tolerate being disenfranchised.

Let’s turn to our revised offer. Other than a substantial increase in the cash component, the terms and conditions are essentially unchanged. Under the revised offer, CF stockholders would receive $35.00 in cash, an increase of $3.30, or 10.4 percent, in cash consideration as well as one common share of Agrium for each common share of CF.

Agrium will fund the cash portion of the transaction, including the increase, with a combination of internal cash, available credit lines, and committed term financing.

To be clear, as was the case with our initial offer, our revised proposal is not subject to any financing conditions. We filed Hart-Scott-Rodino notification, and are moving forward constructively in all regulatory matters. There are no changes to other key conditions.

In a moment, we’ll address more specifically CF’s mischaracterizations of the premium our offer represents. But, in more fundamental terms, our offer allows CF stockholders to receive a substantial premium rather than CF paying a substantial premium to acquire Terra.

And with over 50 percent of the consideration being offered in the form of stock, it presents CF stockholders with a unique opportunity for significant long-term value while providing liquidity for those wishing to sell their shares at an extremely attractive price.

CF stockholders will have the opportunity to participate in any recovery in fertilizer stocks through Agrium stock ownership and will benefit significantly from the realization of meaningful synergies associated with the transaction.

We’ve heard very positive feedback from CF stockholders on the flexibility our offer presents. To us, either CF is not talking to its investors or not listening to them, because the message we constantly get is the flexibility is very attractive.

We’re taking a more aggressive posture here for a reason. We believe we have core competency in acquisitions, and have proven our ability to realize significant value to stockholders through maximizing operational efficiencies and synergies.

Over the past five years, our focus has been, and continues to be, to grow across the entire agricultural value chain, from nutrient production and distribution to providing a full range of crop inputs to growers through our leading agriculture retail business. This is a core strength of Agrium, and is why we are so intensely focused on this opportunity.

As we’ve stated and as echoed by others, we believe that CF’s restructuring of its proposal to acquire Terra demonstrates CF’s belief that it would lose a vote for Terra, and not only speaks to the levels of which CF’s management is entrenched, but illustrates a complete disregard for the rights of its stockholders. CF has continued to refuse to engage with us, even despite our expressed willingness to further increase our offer if they sit down with us and demonstrate additional value.

We’ve spoken to numerous investors of CF, and the message we get is expressed in simple terms. They would much rather receive a significant premium from Agrium compared to the alternative of dilution and uncertainty. We think it’s now important that CF stockholders communicate the same message directly to CF’s Board of Directors.

More specifically, today we filed proxy materials with the SEC urging all CF stockholders to send a clear message to the CF board and management that they cannot ignore the wishes of stockholders by withholding their votes for the three directors up for election at CF’s annual general meeting on April 21st. A significant withhold vote at CF’s annual meeting will send a pointed and strong message to CF’s board and management.

The fact is, given CF’s end run around its stockholders, withholding votes on directors and tendering shares into our offer is a way for CF stockholders to send a message to CF directors and management that they should engage with us.

CF is attacking the Agrium offer with selective information and flawed financial analysis. While many of CF’s assertions don’t merit a response, we want to touch on some substantive inaccuracies.

First, in contrast to CF’s assertions, Agrium’s proposal has, in fact, been well received by the markets. This is supported clearly through market data as well as through numerous one-on-one meetings we’ve held with CF stockholders and other market participants.

Some facts for your consideration. CF’s share price has increased by more than 30 percent since we announced our offer on February 25th. In addition, while not unusual for stock prices of acquiring companies to drop initially, Agrium’s stock has recovered since the initial announcement and the spread between the value of Agrium’s offer and CF’s share price has averaged 1.8 percent since the announcement, implying that investors are supportive of an Agrium/CF combination and believe a deal will be consummated.

In terms of valuation, Agrium’s offer represents a significant premium. Despite CF’s selection of supposedly comparable deals, many of which were in high-premium healthcare sector, premiums for North American chemicals and fertilizer companies have averaged 27 percent since January 2004.

In addition, this offer is very attractive to CF stockholders from an exchange ratio standpoint and is well-above historic averages.

CF’s logic regarding the cash component of our offer is suspect and incomplete. Agrium is funding the cash portion of the offer through available liquidity and fully committed financing. More importantly, as is the case in virtually any merger or acquisition, we fully valued the cash on CF’s balance sheet when making our offer.

In addition, the combined diversified entity would have incremental leverage capabilities.

In terms of business mix, Agrium’s retail business has proven to be very stable with high value and high margins. While CF claims it does not want exposure to Agrium’s so-called low margin retail business, the fact is Agrium has had higher average and less volatile gross margins than CF over a five year timeframe, and has traded at higher enterprise value to EBITDA multiple since CF’s IPO in 2005. Simply put, the market continues to endorse Agrium’s diversified model.

Contrary to what CF would have you believe, Agrium has had a successful operating record across the entire agricultural value chain. Since 2005, our nitrogen assets have achieved an average gross margin per ton substantially higher than CF.

Profertil, our facility in Argentina, is a world-class operation which generated an average $100 million in EBITDA for Agrium in each of the past four years.

Kenai, which also included the Kennewick and Sacramento facilities, has proven to be a valuable acquisition. These latter two facilities continue to operate with net production capacity generating about 600,000 tons per year and continue to be very profitable investments for the company.

And MOPCO, our investment in Egyptian nitrogen production, represents one of the lowest cost plants of its kind with access to key markets in Europe and North and South America.

Agrium’s phosphate business, while smaller in size than CF’s, sells into higher priced regional markets and has also generated higher average margins than CF. CF and Agrium businesses will complement each other very well.

For anyone who has followed our company, it’s clear that Agrium has a strong record of growth, successful integration of acquisitions, and attainment of synergies. In the past five years, Agrium has completed nine acquisitions and invested approximately 3.4 billion, achieving synergies greater than announced and earlier than expected.

We’ve more than quadrupled our more stable retail business, taking it from 80 million in annual EBITDA to 560 million last year. We have achieved 50 percent higher synergies than originally announced from our Royster Clark acquisition. We’re ahead of schedule in delivering synergies from the UAP acquisition.

In contrast, with the exception of a single acquisition of approximately $25 million, CF has made no major acquisitions since its IPO and no trade record—it has no trade record of integrating acquisitions or achieving synergies.

Based on public information available to us, we anticipate annual synergies of approximately $150 million to be achieved in three years. This is greater than those contemplated—sorry—in CF Industries’ proposal to acquire Terra.

Key areas of focus will include SG&A reductions, procurement of plant materials, equipment, and logistics services, and efficiencies in sales, marketing, and distribution.

These synergy targets are tangible and highly achievable. We’ve done a very thorough analysis. We know where we need to go, and we’re confident that we can get there.

In conclusion, obviously we remain excited about the potential of this proposed combination as it provides significant value to both CF and Agrium stockholders. CF employees would benefit by having greater growth opportunities as they would be part of a stronger, more global team. The combined distribution system and increased critical mass would ensure customers are provided with greater product and service offerings at competitive pricing.

Our increased offer reflects our firm commitment to completing this transaction. For CF stockholders, who would receive a substantial premium, plus significant participation in the upside of the combination, our offer is a far better alternative than paying a substantial premium for Terra Industries.

We urge CF stockholders to send a message to the CF Board of Directors to engage with us by withholding their votes for the CF nominees up for election at the April 21st AGM and tendering their shares into the Agrium offer.

I look forward to taking your questions. With that, operator, I’ll open it up for questions.

Operator: Thank you.

Ladies and gentlemen, we will now be conducting a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment please while we poll for questions.

Thank you.

Our first question is coming from the line of PJ Juvekar with Citigroup. Please go ahead with your question.

Mr. Mike Wilson: Morning, PJ.

Mr. Anthony: Hi. This actually Anthony filling in for PJ.

Mr. Mike Wilson: Well, good morning, Anthony.

Mr. Anthony: Good morning.

When you announced the bid in February, you indicated that it would be accretive to both cash flow and earnings in 2010 and that it would be highly accretive in further years. So, two questions—first, with the raised bid, can you confirm that those accretion targets are still in place today?

And then second, you know, responding to CF’s comments that you could offer $100 a share and the deal would still be accretive, you know, assuming CF rejects this bid, and given your current assumptions, what is the price where the deal would cease to be, you know, earnings and cash flow accretive in 2010?

Mr. Mike Wilson: Well, first of all, it—this new offer, it continues to be accretive in ‘10 and beyond, both cash flow and EPS. As far as the $100, I don’t think there’s any unbiased observer who would find $100 credible. We are not going to $100.

We’re patient, we’re disciplined and we’re not gonna overpay for this. And I’m not gonna give you a number that we’ll stop at.

Mr. Anthony: Okay.

But, you know, going forward, if CF does not accept the bid, you know, given your faith in realizing the synergies, would you potentially consider boosting the cash component of the deal?

Mr. Mike Wilson: If CF does not accept the bid, I assume their shareholders will put so much pressure on them that they’ll engage with us.

Mr. Anthony: Okay. Thank you very much.

Mr. Mike Wilson: Thank you.

Operator: Thank you.

Our next question is coming from the line of Paul D’Amico, TD Newcrest. Please go ahead with your question, sir.

Mr. Paul D’Amico: Hi, Mike. Forgive me if I’m being a bit lazy here. The NYSE Rule 312.03 that’s being pointed out here, is there a easy way to actually summarize what that rule is because the language you’re using is could violate. I’m wondering what that pertains to.

Mr. Mike Wilson: There’s not an easy way for me to do it, but Leslie O’Donoghue, who’s our Chief Legal Officer and about to run our business development, will comment on that.

Ms. Leslie O’Donoghue: Well, the reason we’re saying could is the rule basically says that if you issue—if there—shareholder approval is required if the issuance of common stock to any substantial security holder. So, for example, if you had a security holder that held 5 percent of CF stock and 5 percent of Terra stock, the issuance of 20 percent of CF stock would result in that shareholder being a substantial shareholder holding 1 percent of the combined entity. And if it holds 1 percent of the combined entity, it would require a shareholder vote.

So, it’s really circumstance specific. We know that there are shareholders that do have more than 5 percent of both CF and—sorry—and Terra’s shareholding.

Mr. Paul D’Amico: Right.

Ms. Leslie O’Donoghue: So, unless there was a waiver to that rule, which we don’t believe would have been given, there would be a breach of the rule.

Mr. Paul D’Amico: Okay.

And just two more quick ones, if I can, Mike—on the synergies, I know there’s a lot of language going back and forth on it. Is there any greater granularity we can get from you on the buckets and the synergies or timing of it?

Mr. Mike Wilson: Not a lot more than we already—we’ve already given you. Ron Wilkinson’s with us. Ron?

Mr. Ron Wilkinson: Yeah, Paul, it’s Ron.

You know, we talked about the three buckets, the first bucket being SG&A, the second bucket being sort of the procurement on everything from plant equipment and catalysts through to logistics services, and then the third bucket being marketing and distribution. And we’ve talked about the synergies being substantially realized in year two and fully realized in year three.

We don’t want to go more granular than that at this point. If we can do some specific due diligence, we might take that next step. But, at this point, we’d like to just say we’re committed to the 150 and that we have a history of delivering.

Mr. Paul D’Amico: No, that answers it. Thanks. I’ll get back in queue, guys.

Mr. Mike Wilson: Okay, thank you.

Operator: Thank you.

Our next question is coming from the line of Bob Koort of Goldman Sachs. Please go ahead with your question, sir.

Mr. Mike Wilson: Morning, Bob.

Mr. Bob Koort: Good morning. Thanks for taking my question.

Just curious—have you guys sought out competition Canada approval and where would that stand?

Mr. Mike Wilson: We have filed both in the US and in Canada and, you know, we—it’s still under review.

Mr. Bob Koort: And then, how do you think about the need to capture near term cash flows, which are obviously gonna be pretty robust this spring? And I think you guys have talked about some accretion that maybe seems more aggressive than what I might have in my model. So, I’m wondering if you can just give us a sense of what you assume sort of ‘010—’10 versus ‘09 in terms of profit projections for you and/or CF to drive that accretion conclusion?

Mr. Mike Wilson: Well, what we’re forecasting is that, you know, as you know, last fall was a very weak fall on all nutrients. This spring will be a little weaker on P&K, more weaker than on nitrogen, and we expect to see a real return come the fall of ‘09. So, we think the fertilizer year or the crop year between the fall of ‘09 and the spring of ‘010 is gonna be very, very strong.

Mr. Bob Koort: Great. Thank you.

Mr. Mike Wilson: Thanks, Bob.

Operator: Thank you.

Our next question is coming from the line of Don Carson of UBS. Please go ahead with your question, sir.

Mr. Mike Wilson: Morning, Don.

Mr. Don Carson: Morning, Mike.

Couple questions—one, you know, one of the things that, you know, that CF sort of questioned was just the logic of owning retail, you know, along with wholesale. So, I guess two specific issues—one, can you comment—you know, they’re talking about this whole issue of, you know, customer conflict, if you’re—you know, also own a retail business. You know, kind of what’s your take on that?

And you did also address this issue of greater stability of margins. Do you think with the extreme volatility we’ve seen, you know, in P&K prices over the last year, that the retail business won’t be as stable going forward [inaudible]?

Mr. Mike Wilson: On the first question of—I hope you’re not getting static on your side. We’re getting a little bit here.

On the first question of customer conflict, as you know, we run our retail as a separate business unit. Last year, they only purchased about 15 percent of their nutrients from Agrium. We expect that pattern to continue. What they buy from Agrium is at full market price.

And so, we have a wholesale business and we have a retail business, and we have not experienced any issues as a conflict between our customers. The retail side of the wholesale business, our customers there are gonna get even better distribution, better quality and better service.

On the stability of retail, what you see is you’ve seen nitrogen prices drop from $800 to $195—that’s fairly volatile—and phosphate drop from 1,200 to 300. You will see retail move, but not to the same degree.

We do have, as we’ve explained to the market several times, we took our inventory write down on Canadian GAAP, not US GAAP. And therefore, we wrote down to expected selling price versus replacement cost.

So, many of our competitors, in essence, took a bigger write down in the fall than we did. And so, you’ll see that little impact. But overall, retail continues to be significantly more stable than wholesale.

Mr. Don Carson: Then just one follow-up. You know, CF has talked of going into Peru and, you know, doing some Greenfield nitrogen development. What’s your view on that? Is that something that you think would—that would be a worthwhile expenditure of funds or is that just, you know, too speculative given, you know, given the political volatility in that country?

Mr. Mike Wilson: Well, you know, we would obviously look at the project. As you know, we’re very disciplined. Our hurdle rates vary, given political conditions and things like that.

So, we’d have to look at the gas contract. We’d have to look at the capital contract. And we’d have to put a fairly high hurdle rate, given that it’s Peru. So, it’s difficult to comment until we go in and look at it.

Mr. Don Carson: Okay. Thank you.

Mr. Mike Wilson: Thanks, Don.

Operator: Thank you.

Ladies and gentlemen, our next question is coming from the line of Sachin Shah of ICAP. Please go ahead with your question.

Mr. Mike Wilson: Good morning.

Mr. Sachin Shah: Hi, good morning. I’m not sure if this was asked earlier. I missed the early part.

Wanted to clarify the consideration—it’s $35. It’s just under $200 million in additional cash, I think it equates to. Just wanted to understand, you know, how—what was the rationale of coming up with $35 amount. Can you maybe state, you know, why it was not lower or higher or—and also, can you maybe talk about the capacity again to maybe increase the cash component maybe a little bit higher than what was announced this morning, and maybe lower the stock component relative to your consideration that you mentioned?

Mr. Mike Wilson: Well, a couple things—you know, when we put our initial offer out, we thought it was a very full and fair value. CF continued to push back and say that we’re undervaluing them. We, in essence, have given them the benefit of the doubt that they can demonstrate that value [inaudible] lower or higher. We’ve had a lot of debate over that. We think $3.30 is more than generous. So, that’s how we manage on that number.

As far as how much capability we have, we’re gonna continue to keep our leverage very conservative. We’re gonna continue to keep our leverage around 40 percent or less because we have other growth opportunities we’re looking at. So, you know, we’ve got lots of capabilities. But, as I said earlier, we’re patient, we’re disciplined and we’re not gonna overpay for this.

Mr. Sachin Shah: Okay, thank you.

Mr. Mike Wilson: Thank you.

Operator: Thank you.

Ladies and gentlemen, as a reminder, if you would like to ask a question, please press star, one on your telephone keypad. We’ll pause a brief moment to poll for questions. Once again, that is star, one.

Mr. Mike Wilson: Operator, we would like to bring the call to a close at this point.

Operator: Okay, sirs. I will turn the floor back over to you for closing comments.

Mr. Mike Wilson: Well, in closing, I just want to thank everyone for participating. I encourage all the shareholders to withhold their vote and give a message to CF that they should engage with us, and hopefully, they will in the not so distant future. Thank you very much.

Operator: Ladies and gentlemen, this does conclude today’s teleconference. You may now disconnect your lines at this time and thank you for your participation.